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                November 6, 2023

       Yongyi Zhang
       Chief Financial Officer
       Cango Inc.
       8F, New Bund Oriental Plaza II
       556 West Haiyang Road , Pudong New Area
       Shanghai 200124
       People   s Republic of China

                                                        Re: Cango Inc.
                                                            Form 20-F filed on
April 26, 2023
                                                            File No. 001-38590

       Dear Yongyi Zhang :

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                Sincerely,


                Division of Corporation Finance

                Office of Technology